EXHIBIT (b)(3)

Rogers Communications Inc. 333 Bloor Street East Toronto, Ontario M4W 1G9 www.rogers.com

September 30, 2004

ROGERS WIRELESS INC.
One Mount Pleasant Road
Toronto, Ontario M4Y 2Y5

Dear Sirs:

In order to provide Rogers Wireless Inc. ("RWI") with sufficient funds to acquire all of the equity interests of Microcell Telecommunications Inc., Rogers Communications Inc. ("RCI") confirms that RCI will lend up to $900 million on or before January 31, 2005 to RWI to assist with the completion of the above-referenced acquisition on the following terms and conditions:

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  the loan will be non-revolving and on an unsecured subordinated basis, as required under the terms and conditions of the RWI debt instruments;

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  the advance will be evidenced by a promissory note which will reference the terms of subordination in RWI's debt instruments;

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  upfront fee to be paid by RWI upon funding of 1/2% of the amount advanced with a further 1/4% to be paid at the end of each of the sixth month, ninth month and twelfth month subsequent to initial funding and based, in each case, on the amount outstanding at that time;

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  interest at an annual rate of 6% per annum will be charged on the outstanding balance of the loan, payable on the last business day of each month;

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  prepayable in whole or in part without penalty;

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  all amounts outstanding are to be paid in full on the date that is 24 months subsequent from the date of initial funding.

Yours truly,

ROGERS COMMUNICATIONS INC.

Per:	/s/ Alan Horn VP, Finance & CFO

Per:	/s/ Edward S. Rogers, O.C. President & CEO

Acknowledged and Agreed this    day of September, 2004

ROGERS WIRELESS INC.

Per:	/s/ Nadir Mohamed President & CEO

Per:	/s/ John Gossling Senior VP & CFO